

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via Email
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
No. 1688, Yunli road, Tongli
Wujiang, Jiangsu Province
People's Republic of China

> Re:     **China Commercial Credit, Inc.**
>         **Confidential Draft Registration Statement on Form S-1**
>         **Amendment No. 2**
>         **Submitted February 14, 2013**
>         **File No. 377-00112**

Dear Mr. Qin:

We have reviewed your confidential draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1

General

1.  Revise to include all non 430A information, such as, volume, use of proceeds, etc., in your next pre-effective amendment. The staff will not be in a position to review your next amendment unless this information is included.

2.  We note that some of your exhibits have still not been filed.  Please provide completed exhibits with your next amendment so that we can review them.

3. We note from the facing page of your Form S-1 that you are now considered a non-accelerated filer. Please tell us how you determined you are no longer a smaller reporting company. Please refer to General Note F to Regulation S-K.

4. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

5. We note your response to comment 41 in our letter dated December 11, 2012. Please note that we continue to evaluate your response and the related agreements included in Amendment No. 2 to your registration statement and may have further comments.

Use of Market and Industry data, page 1

6. Revise to add a separate risk factor captioned, "Neither Management nor the Underwriters have performed due diligence on market and industry data cited in the Prospectus." We note the related disclosure at this heading.

Summary
The Company
General, page 2

7. We note your response to prior comment numbered 1 in your letter dated February 14, 2013.
The staff requests additional analysis starting with which entities will be receiving the proceeds of this offering. Disclose whether those proceeds will be recorded as loans or capital and the terms of either the capital or the loans. And tell us why you believe those entities will not be required to be co-registrants. We may have additional comments.

8. Revise the first sentence to clarify that CCC "controls through agreements a microcredit company."

9. Revise the reference to Circular 23 to instead use the reference "Guidance on Microcredit Companies Pilot, Yin. Jian. Fa. (2008) No. 23 and file the document either as an Appendix or as an Exhibit in the next amendment.

Business Strategy, page 2

10. Please disclose why you are attempting to sell shares in the US to provide capital to Wuijang Luxiang when it seems you might more easily raise funds in the PRC.

11. We note you provided 2 Opinions by the General Office of the People's Government of Jiangsu Province, Nos. 132 (2009) and 142 (November 24, 2007). We also note this section refers to an Opinion No. 8 (2011). Please advise the staff as to the relevance of the two Opinions you provided the staff, how they impact the offering or corporate

structure, and where they are cited in the Prospectus. In addition, file all three as either Appendices or Exhibits in the next amendment.

12. We note the shareholder size restrictions contained in section III of Opinion 142. In this regard, advise the staff as to how Wuijang's corporate structure complies. In addition, advise if any shareholders of Wujiang are staff members at Party or Government organs and, if so, provide the details.

13. Revise the second paragraph to explain how Wujiang plans to increase its registered capital.

14. Clarify in the last paragraph that in addition to no binding agreements, there are no arrangements or understandings to acquire other microcredit companies at this time.

Corporate Structure, page 4

15. Revise the narrative of this section to break it down into subsections for CCC, CCC BVI, CCC HK, WFOE, and Wujiang Luxiang.  For each, include in those subsections the information already disclosed and the following information:

   - Give the full legal name of the entity;
   - Give the total number of shareholders as of the most recent practicable date;
   - Disclose the number of directors and those who live in China and where shareholder meetings will be held;
   - Disclose what operating activities they will engage in and the approximate number of employees;
   - Name any key persons and describe their role;
   - Disclose what agreements are relevant to each entity and their material terms;
   - Add cross-references to the Exhibits for each Agreement; and,
   - disclose how those agreements operate.

16. In the revisions made to your Corporate Structure disclosures, we note in footnote two to the diagram on page 5 that as a result of share exchange agreements, the 16 PRC individuals transferred 100% of their interests in their respective BVI companies to China Commercial Credit, Inc. (CCC) in exchange for 9,307,373 shares of common stock of CCC.  Please tell us and revise your filing to disclose the following:

   - A description of the 16 BVI entities acquired as a result of the share exchange;
   - A detailed understanding of how these transactions were recorded in your financial statements as a result of the share exchange; and
   - How you determined the amount of common stock to issue to these 16 PRC individuals.

17. We also note your disclosure that CCC International Investment Ltd. ("CCC BVI") and CCC International Investment Holding Ltd HK ("CCC HK") were both incorporated on August 21, 2012 and September 4, 2012, respectively.  Please tell us and revise your filing to explain the business and/or legal purpose of these entities and the reasons they were created.

18. Disclose whether the overall arrangement has been submitted to Wuijang Luxiang's regulators, the AIC or SAFE, for approval and the results of such exam.  If it has not been approved, provide a legal opinion as to the viability of the arrangement relative to the laws under which Wuijang Luxiang operates, or advise us why this is not required for investors in the offering.

19. With regard to Exhibit 10.2, the Exclusive Business Cooperation Agreement, and with a view towards additional disclosure, advise the staff as to why it is signed by an official of Wujiang Luxiang Credit Joint Stock Co., Ltd. Why are they not on the corporate structure chart?

20. Revise to disclose if the Share Pledge Agreements have been  registered with the relevant AIC  and include the date on which this was completed.

21. Revise to include a cross-reference to the more complete discussion on page 58 in the "Business" section under "Contractual Arrangements".

22. The staff notes that footnote (2) on page 5 discloses that 16 individuals own 9,307,373 of the 11,520,737 shares of CCC. The Beneficial Ownership table states 8,958,874. Please reconcile.

23. Supplementally provide the staff with the following information;

    - the number of shares of Wujiang and percentage ownership of Wujiang for the 16 persons listed on page 82;
    - the names of the 11 Chinese companies referenced in footnote (1) and their percentage ownership interest in Wujiang; and,
    - what benefits those holders of Wujiang not owning shares of CCC will receive under the Agreement and what percentage of the Net Income of Wujiang will go to those holders.

Risk Factors, page 12

24. We note the second risk factor provided on page 19 related to the possibility that you may be subject to sanctions by the authorities, which may include suspension of operation and revocation of business license, for charging excessive rates on direct loans during 2010

and 2011.  Please tell us and revise to provide a detailed understanding of this risk factor that includes the following:

- The number of and amount of loans originated that may have had excessive interest rates;
- Whether or not you have recorded any liability related to any penalties and fines that may be forthcoming; and
- An update as to the current status of any actual or pending litigation with respect to these loans.

25. Include a risk factor about the voting control after the offering of the 16 parties listed on page 82.  If correct, clarify that they will own more than enough shares to control the election of directors, and thereby the future course of the company.

26. Revise to add a risk factor for the dilution disclosed on page 39.

We may be subject to administrative sanctions…, page 19

27. Disclose the amount past due and your reason for nonpayment.

Business
Our History and Corporate Structure
Contractual Arrangements, page 58

28. Expand the discussion under "Exclusive Business Cooperation Agreement" to clearly explain the details of the agreement with regard to the following;

- Who at WFOE will manage Wujiang;
- What authority will WFOE have over expenses, salary raises and bonuses, hiring, firing and other operational functions;
- Does the agreement prohibit related party transactions and, if not, how will they be approved; and,
- Explain how Wujiang will be able to grow and expand if it remits all of its net income to WFOE.

Share Pledge Agreement, page 59

29. Revise to clarify if the Wujiang equity owners have exchanged their interests in Wujiang for their interests in the WFOE and if those equity interests in WFOE are subject to the Pledge Agreement.

Certain Relationships …
Loan Agreements, page 81

30. Revise to discuss the loan policy with related parties and whether loans made will be on terms comparable to persons not related to the lender.

Share Exchange Agreements, page 82

31. Disclose the per share price of the preferred stock acquired by the 16 individuals.

Description of Capital Stock
Preferred Stock , page 84

32. We note your reference to consultants. Please revise to disclose what the consultants did on behalf of the Company and, if the agreements with the consultants were written, file as exhibits. In addition, revise to disclose the aggregate dollar amounts that will be exchanged at the per share conversion price.

Unaudited Interim Financial Statements

Note 5. Loans Receivable, Net, page F-34

33. We note disclosure on page F-35 related to your nonaccrual loans. Please address the following:

- Your nonaccrual loans have increased from $99 thousand as of December 31, 2011 to $7.5 million as of September 30, 2012. Please tell us and revise your filing to explain the reason(s) for the significant increase in nonaccrual loans during 2012 and how this was considered in your determination of your allowance for loan losses at each period end.
- We note from the disclosures on page F-36 that your loans not classified as "pass" as of September 30, 2012 totaled $5.7 million compared to total nonaccrual loans of $7.4 million. Please tell us how you have classified your nonaccrual loans by credit quality indicator as it appears based upon your current disclosure that you have nonaccrual loan(s) classified as "pass" as of September 30, 2012.
- We note your disclosure related to impaired loans on page F-40. Based upon this disclosure, please tell us how you determined that none of your nonaccrual loans as of September 30, 2012 were considered to be an impaired loan.

34. We note disclosure of your loan portfolio by collateral as of September 30, 2012 on page F-36.  Please tell us how you considered whether collateral type represents a class of financing receivables pursuant to ASC 310-10-55-17(d). If so, please revise your filing to provide all of the required disclosures for classes of financing receivables required by ASC 310-10-50.

Exhibit 23.1

35. Please provide an updated consent from your independent accountants in your next amendment.


        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy.  See at (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael R. Clampitt

                                        Michael Clampitt
                                        Senior Attorney


Via Email to: Benjamin S. Reichel
              **breichel@egsllp.com**